See Restrictive Legend on Reverse Side Hereof

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NUMBER [illegible]

SHARES **[illegible]7**

BT BRANDS, INC.

Better Tasting.

A Delaware Corporation

Authorized Issue:

19,500,000 Shares of Common Stock, $0.001 Par Value Per Share **500,000 Shares of Preferred Stock, $0.001 Par Value Per Share**

This Certifies That [illegible] **is the Owner of**

[illegible] Hundred Sixty-Seven ([illegible]) *fully paid and non-assessable Shares of Common Stock of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers as of this [illegible]st day of July, 2018.*

Kenneth Brimmer, Treasurer

Gary Copperud, President

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